中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED

Date: August 31, 2012

To: Mr. John Reynolds
Mr. Jay Williamson
Ms. Pamela Howell
United States Securities and Exchange Commission (the "Commission")
Division of Corporation Finance
Tel (202) 551-3686

From: Liu Qiang
Secretary to the Board
Aluminum Corporation of China Limited
Tel (86) 10 8229 8103
Fax (86) 10 8229 8158

Re: Aluminum Corporation of China Limited
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 27, 2012
File No. 001-15264

Dear Mr. Reynolds,

We refer to the Commission's comments on our Form 20-F filing for the fiscal year ended December 31, 2011, dated August 17, 2012 and received on August 18, 2012. We are in the process of preparing our responses to the Commission's comments. However, we need more time to collect the requested information. As such, we hereby respectfully submit to the Commission our request for an extension of the submission date from August 31, 2012 to September 21, 2012.

Thank you in advance for your favorable consideration and the granting of extension.

With best regards,

/s/ Liu Qiang

Liu Qiang
Secretary to the Board